SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
(Rule 13d-101)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE
13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT RULE 13d-2(a)
(Amendment No.    )
PVF Capital Corp.

(Name of Issuer)
Common Stock

(Title of Class of Securities)
693654 10 5

(CUSIP Number)
Marc C. Krantz, Kohrman Jackson & Krantz P.L.L., 1375 East 9th Street, 20th Floor, Cleveland, OH 44114, (216) 696-8700

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
January 30, 2009

(Date of Event which Requires Filing of this Statement)
     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐
Note. Schedules filed in paper format shall include a signed original and five copies of the schedule including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.
     The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
     The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

CUSIP No.	693654 10 5	Page	2	of	9 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Richard M. Osborne

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

	7	SOLE VOTING POWER

NUMBER OF		398,000*

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		398,000*

WITH	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

398,000*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

5.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
* Includes 118,000 shares owned by the Richard M. Osborne Trust and 280,000 shares owned by OsAir, Inc.

CUSIP No.	693654 10 5	Page	3	of	9 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Richard M. Osborne Trust

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

	7	SOLE VOTING POWER

NUMBER OF		118,000

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		118,000

WITH	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

118,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

1.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO

CUSIP No.	693654 10 5	Page	4	of	9 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) OsAir, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY OO

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Ohio

	7	SOLE VOTING POWER

NUMBER OF		280,000

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		280,000

WITH	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

280,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

3.6%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO

CUSIP No.	693654 10 5	Page	5	of	9 Pages
Item 1. Security and Issuer.
     This Schedule 13D relates to shares of common stock, par value $0.01 per share (the “Shares”), of PVF Capital Corp. (the “Company”), which is the holding company for Park View Federal Savings Bank (“Park View”), which has its principal executive offices at 30000 Aurora Road, Solon, Ohio 44139.
Item 2. Identity and Background.
     (a) Pursuant to Rule 13d-1(k), this Schedule 13D is filed by Richard M. Osborne, the Richard M. Osborne Trust (the “Trust”), an Ohio trust, and OsAir, Inc. (“OsAir”), an Ohio corporation (each a “Reporting Person” and collectively, the “Reporting Persons”) for the purpose of reporting acquisitions of Shares of the Company by OsAir. Mr. Osborne is the sole trustee of the Trust and the president, chief executive officer, chairman of the board and majority shareholder of OsAir.
     In accordance with the provisions of General Instruction C to Schedule 13D, information concerning the executive officers and directors of OsAir is set forth on Schedule A hereto and is incorporated herein by reference. Also set forth on Schedule A is the name, address, citizenship and principal business of each corporation in which the occupations of the directors and executive officers are conducted.
     (b) The business address of Mr. Osborne, the Trust and OsAir is 8500 Station Street, Suite 113, Mentor, Ohio 44060.
     (c) Mr. Osborne’s principal occupation is president, chief executive officer and director of OsAir, chief executive officer and chairman of the board of Energy West, Incorporated (“Energy West”), a Montana corporation located at 1 First Avenue South, Great Falls, Montana 59401 and chairman of the board and chief executive officer of John D. Oil and Gas Company, a Maryland corporation located at 8500 Station Street, Suite 345, Mentor, Ohio 44060. John D. Oil and Gas Company is a publicly-held oil and gas exploration company and Energy West is a publicly-held public utility company. Mr. Osborne was a director of the Company and Park View since September 30, 2008, but resigned on January 29, 2009.
     The principal business of OsAir is property developer and manufacturer of industrial gases for pipeline delivery and the principal business of the Trust is asset investment services.
     (d) Negative with respect to the Reporting Persons and each executive officer and director of OsAir identified on Schedule A.
     (e) Negative with respect to the Reporting Persons and each executive officer and director of OsAir identified on Schedule A.
     (f) Mr. Osborne is a citizen of the United States of America. The Trust and OsAir are organized under the laws of the State of Ohio.

CUSIP No.	693654 10 5	Page	6	of	9 Pages
Item 3. Source and Amount of Funds or Other Consideration.
     The Shares reported in Item 5(c) as having been acquired by OsAir were acquired for the aggregate purchase price of approximately $560,000 (excluding commissions) with margin debt from Wachovia Securities. Interest on the margin debt is computed at a select rate above the rate banks charge securities brokers (“call money rate”) and is subject to change, without notice, if the call money rate changes. To the extent permitted by law, Wachovia has a lien on certain of the Shares reported herein as having been acquired by OsAir.
Item 4. Purpose of Transaction.
     On September 30, 2008, Mr. Osborne and the Trust entered into an agreement with the Company and Park View whereby Mr. Osborne was appointed to the class of directors with terms expiring at the 2010 annual meeting of shareholders (the “Agreement”). Mr. Osborne resigned from the boards of the Company and Park View on January 29, 2009. However, pursuant to the terms of the Agreement, Mr. Osborne is entitled to designate a substitute nominee who is reasonably acceptable to the Company’s board of directors and the Company will appoint the substitute nominee to the board for the remainder of Mr. Osborne’s term, provided the substitute nominee agrees to be bound by certain provisions of the Agreement. Mr. Osborne has not designated a substitute nominee at this time.
     In addition, Mr. Osborne and the Trust agreed that for a period of two years from the date of the Agreement (the “Standstill Period”), they and their affiliates or associates will not (and they will not assist or encourage others to), directly or indirectly, in any manner, without prior written approval of the Company’s board of directors:
     (1) make, or in any way participate in, alone or in concert with others, any “solicitation” of “proxies” to vote (as such terms are used in the proxy rules of the Securities and Exchange Commission promulgated pursuant to Section 14 of the Exchange Act) or seek to advise or influence in any manner whatsoever any person with respect to the voting of any voting securities of the Company, except pursuant to the Company’s publication of its proxy statement;
     (2) form, join or in any way participate in a “group” within the meaning of Section 13(d)(3) of the Exchange Act with respect to any voting securities of the Company;
     (3) acquire, offer to acquire or agree to acquire, alone or in concert with others, by purchase, exchange or otherwise, (a) any of the assets, tangible and intangible, of the Company or (b) direct or indirect rights, warrants or options to acquire any assets of the Company;
     (4) otherwise act, alone or in concert with others (except in his expressing views as a director at meetings of the board of directors or a committee of the board of directors of the Company or Park View), to seek to offer to the Company or any of its shareholders any business combination, tender or exchange offer, restructuring, recapitalization or similar transaction to or with the Company or otherwise seek, alone or in concert with others to control or change the management, board of directors or policies of the Company or nominate any person as a director of the Company or Park View who is not nominated by the then incumbent directors, or propose any matter to be voted upon by the shareholders of the Company;

CUSIP No.	693654 10 5	Page	7	of	9 Pages
     (5) make or cause to be made a proposal for consideration by the shareholders of the Company; or
     (6) announce an intention to do, or enter into any arrangement or understanding with others to do, any of the actions restricted or prohibited under clauses (1) through (5) above, or publicly announce or disclose any request to be excused from any of the foregoing obligations.
     During the Standstill Period, the parties to the Agreement agreed not to disparage the other parties to the Agreement or their officers or directors, including director nominees.
     The Agreement would terminate and the Standstill Period would immediately end if Mr. Osborne resigns from the boards of directors of the Company and Park View and waives his right to appoint a substitute nominee. The provisions of clauses (1) through (6) set forth above (other than the commitment in clause (4) not to nominate any person as a director of the Company or Park View) will terminate upon a decision by the Company’s board of directors to engage in substantive negotiations with any prospective merger partner or partners identified through a solicitation of indications of interest or otherwise, with respect to certain business combinations and similar transactions.
     The Agreement was attached as Exhibit 10.2 to a Form 8-K filed by the Company on October 6, 2008, and the foregoing summary of the Agreement is qualified in its entirety by reference to the Agreement.
     OsAir purchased the Shares for investment. Other than as set forth in this Item 4, and pursuant to the instructions for items (a) through (j) of Item 4 of Schedule 13D, none of the Reporting Persons nor any of the executive officers and directors of OsAir identified on Schedule A currently have plans or proposals that relate to or would result in any of the following:
     (1) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or Park View;
     (2) the sale or transfer of a material amount of assets of the Company or Park View;
     (3) a change in the present board of directors or management of the Company;
     (4) a material change in the present capitalization or dividend policy of the Company;
     (5) a material change in the business or corporate structure of the Company;
     (6) a change to the articles of incorporation, or code of regulations of the Company, or an impediment to the acquisition of control of the Company by any person;
     (7) the delisting from the Nasdaq Capital Market of the Shares;
     (8) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or
     (9) any action similar to any of those enumerated in (1) through (8) above.

CUSIP No.	693654 10 5	Page	8	of	9 Pages
     The Reporting Persons and each executive officer and director of OsAir identified on Schedule A reserve the right to modify their plans and proposals described in this Item 4 and, as disclosed above, to acquire additional Shares or dispose of Shares from time to time depending on market conditions. Further, subject to applicable laws and regulations, the Reporting Persons and each executive officer and director of OsAir identified on Schedule A may formulate plans and proposals that may result in the occurrence of an event set forth in (1) through (9) above or in Item 4 of Schedule 13D.
Item 5. Interest in Securities of the Issuer.
     (a) According to the most recently available filing with the Securities and Exchange Commission by the Company, there are 7,773,823 Shares outstanding.
     Mr. Osborne beneficially owns 398,000 Shares, of which 118,000 Shares are owned by the Trust and 280,000 Shares are owned by OsAir, or 5.1% of the outstanding Shares. The Trust beneficially owns 118,000 Shares, or 1.5%, of the outstanding Shares. OsAir beneficially owns 280,000 Shares, or 3.6%, of the outstanding Shares.
     (b) Mr. Osborne, as sole trustee of the Trust and president, chief executive officer, chairman of the board and majority shareholder of OsAir, has sole power to vote, or to direct the voting of, and sole power to dispose, or to direct the disposition of, the Shares owned by the Trust and OsAir.
     (c) On January 30, 2008, OsAir purchased 280,000 Shares in an open market transaction at a price of $2.00 per share, excluding commissions. None of the other Reporting Persons has effected any transaction in the Shares during the past 60 days.
     (d) Not applicable.
     (e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
     Not applicable.
Item 7. Material to be Filed as Exhibits.
     7.1 Joint Filing Agreement

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: February 11, 2009

/s/ Richard M. Osborne

Richard M. Osborne, individually

Richard M. Osborne Trust

/s/ Richard M. Osborne

By: Richard M. Osborne, sole trustee

OsAir, Inc.

/s/ Richard M. Osborne

By: Richard M. Osborne, president, chief executive officer and chairman

Page 9 of 9 Pages

EXHIBIT INDEX

Exhibit Number	Description

7.1	Joint Filing Agreement